Prospectus Supplement No. 4
(to Prospectus dated August 11, 2008)

PURPLE BEVERAGE COMPANY, INC.

12,325,521 Shares of Common Stock

This prospectus supplement should be read in conjunction with the prospectus dated August 11, 2008, (the “Prospectus”), which is to be delivered with this prospectus supplement. This prospectus supplement updates the information in the Prospectus. If there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

The shares that are the subject of the Prospectus have been registered to permit their resale to the public by the selling stockholders named in the Prospectus. We are not selling any shares of common stock in this offering, and therefore will not receive any proceeds from this offering, other than the exercise price, if any, to be received upon exercise of the warrants referred to in the Prospectus.

This prospectus supplement includes the following documents, as filed by us with the Securities and Exchange Commission:

w	Our Current Report on Form 8-K filed on October 10, 2008.

Investing in our common stock involves a high degree of risk. Before making any investment in our common stock, you should read and carefully consider the risks described in the Prospectus under “Risk Factors” beginning on page 3 of the Prospectus, as updated by this prospectus supplement.

You should rely only on the information contained in the Prospectus, this prospectus supplement or any other prospectus supplement or amendment thereto. We have not authorized anyone to provide you with different information.

Our common stock is quoted on the regulated quotation service of the OTC Bulletin Board under the symbol “PPBV.OB”.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the Prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is October 10, 2008

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________________________________________________

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

___________________________________________________________________

Date of Report (Date of earliest event reported): October 10, 2008

PURPLE BEVERAGE COMPANY, INC.
(Exact Name of Registrant as Specified in Charter)

Nevada	000-52450	01-0670370
(State or Other Jurisdiction	(Commission File Number)	(IRS Employer
of Incorporation)		Identification No.)

450 East Las Olas Blvd, Suite 830 Fort Lauderdale, Florida	33301
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (954) 462-8757

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01.	Entry into a Material Definitive Agreement.

As previously disclosed on Form 8-K filed on October 6, 2008, with the Securities and Exchange Commission (the “SEC”), Purple Beverage Company, Inc. (the “Company”) sought, and as of October 10, 2008, obtained the requisite approvals to amend the terms of its subscription agreement (the “Subscription Agreement”) effective December 12, 2007 between the Company and the holders named therein (the “Holders”), and the terms of the common stock purchase warrant (the “2007 Warrant”) that entitled the Holders to purchase a certain number of the Company’s common stock at an exercise price of $2.00 per share. In addition, as discussed in Item 2.03 below, on October 10, 2008, the Company issued an unsecured convertible promissory note (the “Convertible Promissory Note”) to an existing lender who cancelled his existing promissory notes and advanced additional funds to the Company.

As a result of the amendments to the Subscription Agreement and 2007 Warrant, the effective purchase price of all shares purchased by the Company’s December 2007 and later investors was adjusted to $0.10 per share through the issuance of new shares. The exercise price of the Company’s warrants was adjusted to $0.10. In addition, as a result of the amendment to the Subscription Agreement and 2007 Warrant (the “Amendments”): (i) there are no further restrictions on filing any registration statement by the Company and Section 9(p) of the Subscription Agreement is deemed to be intentionally deleted; (ii) all contractual lockups on sales of the Company's shares are removed; and (iii) all most favored nations and price protection features applicable to the Company's shares and warrants (including, without limitation, those set forth in Section 12 of the Subscription Agreement) are waived in connection with the issuance of the Convertible Promissory Notes. In addition, the Company obtained written consent and/or verbal representations that the Holders had agreed that (x) each Holder consented to the assignment of the 2007 Warrants, the underlying shares of common stock that have been registered for resale with the SEC, and all other transactions, amendments, modifications and waivers to the Subscription Agreement and 2007 Warrants contemplated by the Amendments, provided the exercise price of such 2007 Warrants is determined by negotiation by the Company and the Holder of such 2007 Warrants; and (y) all provisions of Amendment No. 2 to the Subscription Agreement and 2007 Warrant (“Amendment No. 2”) or the assignment which made reference to a specific exercise price for 2007 Warrants was amended to delete any such reference, and approvals therein do not require a specific exercise price of 2007 Warrants following the Effective Date (as defined in Amendment No. 2).

Accordingly, after giving effect to the foregoing amendments, the Company is obligated to issue 47,256,561 shares of common stock and after giving effect of such issuance, the Company’s outstanding common stock will increase to 119,591,254 shares.

Additional terms are set forth in the Company’s Current Report on Form 8-K dated October 6, 2008 filed with the SEC, which are incorporated herein by reference.

Item 2.03.	Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

On October 10, 2008 (the “Issuance Date”) an existing lender of the Company cancelled promissory notes evidencing an aggregate principal amount of $500,000 of the Company’s indebtedness and funded an additional $140,000, to the Company. In addition, on the Issuance Date, an existing lender of the Company funded an additional $80,000 to the Company. In connection with the foregoing, the Company issued the Convertible Promissory Note in the principal amount of $640,000.

As previously disclosed on Form 8-K filed with the SEC on October 6, 2008, the Convertible Promissory Note matures on October 10, 2009 and bears annual interest at 5%. Any overdue principal and interest on the Convertible Promissory Note will be payable on demand and will bear interest at a rate equal to the greater of 10% or the highest rate permitted by law. At the option of the holder, upon prior notice to the Company, the holder of the Convertible Promissory Note may convert the outstanding principal balance of such note plus accrued interest thereon at a conversion price of $0.05 per share.

2

By Board of Director resolution dated October 6, 2008, the Company is precluded from issuing to any person any shares of capital stock upon the conversion of the Convertible Promissory Note or in connection with any anti-dilution adjustments unless and until such issuance, together with all other holdings, shall not cause such person to hold beneficially in excess of 9.99% of the then issued and outstanding shares of common stock of the Company. A similar provision is included in the Convertible Promissory Note which limits the issuance of the conversion shares.

The foregoing is not a complete summary of the terms of the material agreements described in this Item 2.03, and reference is made to the complete text of all material agreements described in Item 9.01

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

10.1	Form of Final Letter Amendment to Subscription Agreement and to Common Stock Purchase Warrant to Purchase Shares of Purple Beverage Company, Inc.

10.2	$640,000 Convertible Promissory Note to Barry Honig, dated October 10, 2008.

3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

Purple Beverage Company, Inc.

Dated: October 10, 2008	By:	/s/ Theodore Farnsworth
Name: Theodore Farnsworth
Title: Chief Executive Officer

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INDEX TO EXHIBITS

Exhibit No.	Description

10.1	Form of Final Letter Amendment to Subscription Agreement and to Common Stock Purchase Warrant to Purchase Shares of Purple Beverage Company, Inc.

10.2	$640,000 Convertible Promissory Note to Barry Honig, dated October 10, 2008.

5

FORM OF FINAL LETTER AMENDMENT

I am writing to express my sincere appreciation for your continued support of Purple Beverage and a brief update of our business. As part of this update I am also expressing a desire to further restructure your investment in order to permit us to pursue additional financing. The past several months have been a challenging time for Purple. With 4,000 stores carrying Purple we are rapidly building brand identity and a loyal following. We also continue to receive strong interest from new distributors who could open vast new markets. However, during these challenging economic times we have found ourselves shut out from the capital markets. We have been unable to secure the capital needed for growth from traditional sources. In order to maintain our operations even at present levels we have received capital in the form of short term bridge loans. Recently, we restructured our registered December 2007 warrants reducing the exercise price to $0.40 from $2.00 and issuing restricted common stock in exchange for warrants at no cost to you as part of a package associated with approximately $1,000,000 of bridge loans over the past several months and streamlined operations to conserve cash.

We have been offered an opportunity to receive additional bridge loans and are offering an opportunity to our existing investors to participate. We believe that with additional funds to sustain operations through year-end, we may be able to secure a placement agent for a larger offering, although there is no assurance this will occur. With approval of certain revisions to our December 2007 Subscription Agreement, as amended, and related documents to provide us needed flexibility, we will release investors from all lockups that presently restrict sales. Unfortunately, certain restrictive terms of our December 2007 Subscription Agreements has impeded our ability to raise capital.

Under the arrangements being discussed, you will be free from any further contractual lockup restrictions to sell your shares. The sale of your shares will still be subject to federal and state securities laws. The company intends to register all original shares issued pursuant to the December 2007 Subscription Agreement in a registration statement on Form S-1 and will file the registration statement promptly upon receipt of this consent. Your consent will also permit us to restructure various bridge loans for lenders who assisted us and continue to assist us with new funding, in which you are also invited to participate, as follows:

•
All new lenders who make new funds available will be issued unsecured convertible notes with a term of one-year convertible at the option of the holder upon prior written notice to the company at any time after the issuance date at a conversion price of $0.05 per share;

•
Existing bridge lenders who provide any new funds will receive one-year convertible notes, on the same terms and conditions referenced above, evidencing the new amount funded and the outstanding principal amount of their existing notes and their existing notes on the issuance date will be canceled; and

•
We will adjust the effective purchase price of all of our December 2007 and later investors to $0.10 per share by issuing new shares and adjusting the exercise price of our warrants provided our December 2007 subscribers consent to the actions described below, which shall also constitute Exempted Issuances and amendments under the December 2007 Subscription Agreements:

1.	There shall be no further restrictions on filing any registration statement by the company and Section 9(p) of the December 2007 Subscription Agreement will be deemed to be intentionally deleted;
2.	All contractual lockups on sales of our shares will be removed;
3.
All most favored nations and price protection features applicable to shares and warrants (including, without limitation, those set forth in Section 12 of the December 2007 Subscription Agreement) will be waived in connection with the issuance of the convertible promissory notes; and

4.
The undersigned holder (in each of the holder’s capacity as subscriber and as a holder of 2007 Warrants for the purposes of such consent inasmuch as the separate consent is required for each of such purposes) hereby consents to the assignment of  2007 Warrants, the 2007 underlying shares of common stock of which have been registered for resale with the Securities and Exchange Commission, and all other transactions, amendments, modifications and waivers to the Subscription Agreement and 2007 Warrants as contemplated herein, provided the exercise price of such 2007 Warrants shall be the price determined by negotiation by the Company and any holder or assignee thereof. All provisions of the Amendment No. 2 to the Subscription Agreement and 2007 Warrant (the “Prior Consent”) or the assignment which made reference to a specific exercise price for 2007 Warrants is hereby amended for the purpose of deleting any such reference and the approvals therein shall not require a specific exercise price of 2007 Warrants following the Effective Date (as defined in the Prior Consent).

If you are agreeable to the foregoing please indicate by signing in the space provided below. If you would like to participate in the new $0.05 unsecured convertible notes please contact me to obtain a subscription agreement on or before Wednesday , October 7, 2008.

Ted Farnsworth

_________________________
Name:
Date: ____________________

THIS NOTE AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND ANY APPLICABLE STATE SECURITIES LAWS OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OR UNLESS SOLD PURSUANT TO RULE 144 UNDER THE SECURITIES ACT.

PURPLE BEVERAGE COMPANY

CONVERTIBLE PROMISSORY NOTE

October 10, 2008	$640,000.00

FOR VALUE RECEIVED, Purple Beverage Company, a Nevada corporation (the “Company”), promises to pay to the order of Barry Honig, or his permitted assigns, transferees and successors as provided herein (the “Holder”), or as the Holder may direct, at 551 Fifth Avenue, Suite 1601, New York, New York 10176, or at such other location as the Holder may designate, Six Hundred and Forty Thousand Dollars ($640,000.00) plus simple interest on such principal amount from the date of this Convertible Promissory Note (the “Note”) at an annual interest rate equal to five percent (5%).

Interest will be computed on the basis of a year of 365 days for the actual number of days elapsed from the date of this Note. The number of days used to compute the interest will include the first day but exclude the last day during which any principal is outstanding.

ARTICLE I.
THE NOTE

This Note is issued by the Company on October 10, 2008 (the “Issuance Date”). On September 5, 2008, the Company issued to the Holder a promissory note in the amount of $250,000.00 (the “First Honig Note”). On September 12, 2008, the Company issued to the Holder a promissory note in the amount of $500,000.00 (the Second Honig Note”, and collectively with the First Honig Note, the “Original Honig Notes”). Prior to the date hereof, the Holder had only advanced to the Company $250,000.00 under the Second Honig Note. Upon the issuance of this Note, on the Issuance Date, the Original Honig Notes shall be canceled and the Holder shall fund an additional $140,000.00 to the Company.

ARTICLE II.
PRINCIPAL AND INTEREST PAYMENTS.

Section 2.01 The entire principal amount of this Note together with accrued and unpaid interest thereon will be due and payable on October 10, 2009 (the “Repayment Date”)unless this Note has been previously converted in accordance with Article III.

Section 2.02 The principal and interest on this Note will be payable in the lawful currency of the United States of America by wire transfer of immediately available funds and without set-off or counterclaim, free and clear of and without deduction for any present or future taxes, restrictions or conditions of any nature.

Section 2.03 All payments under this Note prior to demand or acceleration will be applied first, to any and all costs, expenses or charges then owed by the Company to the Holder, second, to accrued and unpaid interest, and third, to the unpaid principal balance. All payments so received after demand or acceleration will be applied in such manner as the Holder may determine in its sole and absolute discretion.

Section 2.04 Whenever any payment on this Note is stated to be due on a day which is not a business day, the payment will be made on the next succeeding business day and the extension of time will be included in the computation of the payment of interest of this Note.

Section 2.05 Overdue principal and interest will bear interest at a rate equal to the greater of (i) ten percent (10%) or (ii) the highest rate permitted by applicable law. Overdue principal and interest will be payable on demand.

Section 2.06 This Note may not be prepaid at any time.

ARTICLE III.
CONVERSION

Section 3.01 At any time prior to the Repayment Date, upon prior written notice by the Holder to the Company, at the option of the Holder, the outstanding principal and interest due hereunder, may be converted into shares of the Company’s capital stock. The number of shares of the Company’s capital stock (calculated to the nearest whole share) to which Holder shall be entitled upon such conversion shall be equal to such number determined by dividing (x) the outstanding principal amount and unpaid accrued interest thereon to be converted by (y) $0.05 per share. The shares of the Company’s capital stock issuable upon conversion of this Note pursuant to this Section 3.01 are hereinafter referred to as “Conversion Shares”.

Section 3.02 In the event of conversion, the Holder will surrender this Note for conversion at the principal office of the Company. The Holder agrees to execute all necessary documents in connection with the conversion of this Note.

Section 3.03 The Company covenants and agrees that it will at all times have authorized and reserved, solely for the purpose of such possible conversion, out of its authorized but unissued shares, a sufficient number of shares to provide for the exercise in full of the conversion rights contained in this Note.

Section 3.04 This Note will be automatically canceled upon conversion. As soon as practicable after conversion of this Note, the Company at its expense will issue in the name of and deliver to the Holder a certificate or certificates for the Conversion Shares (bearing such legends as may be required by applicable state and federal securities laws in the opinion of legal counsel for the Company).

Section 3.05 Following conversion of the Note, in the event that the Company files a registration statement registering shares of the Company common stock on a form appropriate for the resale of shares by stockholders, the Holder shall have the right to have the Conversion Shares included in such registration statement, to the extent such shares are not already freely tradable.

ARTICLE IV.
DEFAULT; ACCELERATION

The occurrence of any one or more of the following events with respect to the Company constitutes an event of default hereunder (“Event of Default”):

Section 4.01 The Company fails to pay: (a) the principal of this Note or the accrued interest thereon when due; or (b) the principal or the accrued interest on any other obligation of the Company to the Holder when due.

Section 4.02 The Company breaches, in any materially respect, any covenant, representation or warranty in this Note or the term of any other existing instrument or agreement between the Company and the Holder.

Section 4.03 The Company (a) voluntarily becomes subject to any proceeding under the Bankruptcy Code or any similar remedy under state statutory or common law, or (b) admits in writing its inability to pay debts generally as they become due.

Section 4.04 Within 60 days after the commencement of proceedings against the Company seeking any bankruptcy, insolvency, liquidation, dissolution or similar relief under any present or future statute, law or regulation (a) such action has not been dismissed or all orders or proceedings thereunder affecting the operations or the business of the Company stayed, or (b) the stay of any such order or proceedings has been set aside, or, within 60 days after the appointment without the consent or acquiescence of the Company of any trustee, receiver or liquidator of the Company or of all or any substantial part of the properties of the Company, the appointment has not been vacated.

Section 4.05 Any litigation is commenced against the Company by a person other than Holder, any of its affiliates, or any person acting in concert with them, if: (a) the damages sought are in excess of $25,000.

Section 4.06 The Company defaults under any instrument or agreement between the Company and any third party evidencing indebtedness of the Company in excess of $250,000.

Upon the occurrence of an Event of Default under this Note, the entire unpaid principal balance of this Note, together with all accrued interest thereon, shall become immediately due and payable regardless of any prior forbearance and without presentment, demand, protest or further notice of any kind, all of which are hereby expressly waived by the Company. The Holder may exercise any and all rights and remedies available to the Holder under applicable law, including, without limitation, the right to collect from the Company all amounts due under this Note.

ARTICLE V.
MISCELLANEOUS

Section 5.01 The Holder shall not be entitled to convert this Note, in connection with that number of shares of the Company's common stock which would be in excess of the sum of (i) the number of shares of common stock beneficially owned by the Holder and its affiliates on the conversion date, and (ii) the number of shares of common stock issuable upon the conversion of this Note with respect to which the determination of this limitation is being made on a conversion date, which would result in beneficial ownership by the Holder and its affiliates of mote than 9.99% of the Company's outstanding shares of common stock on such date. For the purposes of the immediately preceding sentence, beneficial ownership shall be determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended and Rule 13d-3 thereunder.

Section 5.02 The Company waives diligence, presentment, protest, demand and notice of protest, demand, dishonor and nonpayment of this Note, and expressly agrees that this Note, and any payment under it, may be extended by the Holder from time to time without in any way affecting the liability of the Company.

Section 5.03 Any term of this Note may be amended or waived only with the written consent of the Company and the Holder; provided, however, that, in no event shall the principal amount of this Note be amended without the written consent of the Holder of this Note. By acceptance hereof, the Holder acknowledges that in the event consent is obtained pursuant to the foregoing sentence, any term of this Note (other than the principal amount thereof) may be amended or waived with or without the consent of the Holder. Any amendment or waiver effected in accordance with this Section 5.03 shall be binding upon the Company, the Holder and each transferee of this Note.

Section 5.04 All rights and obligations of the Company and the Holder shall be binding upon and benefit the successors, assigns, heirs and administrators of the parties. As used in this Note, the Company includes any corporation, partnership, limited liability company or other entity that succeeds to or assumes the obligations of the Company under this Note. “Holder” means any person who is at the time the registered holder of this Note.

Section 5.05 The Company agrees to reimburse the Holder for all attorneys’ fees and expenses incurred by the Holder in connection with the collection and enforcement of this Note.

Section 5.06 The rights and remedies of the Holder under this Note and as may otherwise be available at law or in equity are cumulative and concurrent and at the sole discretion of the Holder may be pursued singly, successively or together and exercised as often as the Holder desires.

Section 5.07 This Note will be governed and construed in accordance with the laws of the State of New York, excluding its choice of law or conflicts of law principles.

Section 5.08 Any notice required or permitted hereunder shall be given in writing and shall be conclusively deemed effectively given upon personal delivery or delivery by courier, or five days after deposit in the United States mail, by registered or certified mail, postage prepaid, addressed (a) if to the Company, at 450 East Las Olas Boulevard, Suite 830, Fort Lauderdale, Florida 33301, and (b) if to the Holder, at the Holder’s address as set forth above, or at such other address as the Company or the Holder may designate by at least 10 days’ advance written notice to the other party hereto.

Section 5.09 Upon receipt of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Note and, in the case of loss, theft or destruction, upon receipt of an indemnity reasonably satisfactory to the Company, or in the case of mutilation, upon surrender and cancellation of this Note, the Company, at its expense, will make and deliver a new Note, of like tenor, in lieu of the lost, stolen, destroyed or mutilated Note.

Section 5.10 If one or more provisions of this Note are held unenforceable under applicable law, the unenforceable provision will be excluded from this Note and the balance of this Note will be interpreted as if such provision were so excluded and will be enforceable in accordance with its terms. The parties to this Note agree to replace any void or unenforceable provision of this Note with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of the void or unenforceable provision.

IN WITNESS WHEREOF, the Company has executed this Note by its duly authorized officer as of the date and year first written above.

PURPLE BEVERAGE COMPANY, INC.

By:	/s/ Theodore Farnsworth
Name: Theodore Farnsworth
Title: Chief Executive Officer